Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 36 to Registration Statement No. 33-79482 on Form N-1A of our reports dated January 17, 2013, relating to the financial statements and financial highlights of Global Allocation, Strategic Allocation: Aggressive Fund, Strategic Allocation: Conservative Fund, and Strategic Allocation: Moderate Fund, four of the funds constituting American Century Strategic Asset Allocations, Inc., appearing in the Annual Report on Form N-CSR of American Century Strategic Asset Allocations, Inc. for the period ended November 30, 2012.  We also consent to the references to us under the headings “Financial Highlights” in each Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Kansas City, Missouri
March 26, 2013